DEFcom
ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTIVE REPORT

DEFcom Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule. DEFcom Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

DEFCOM ADVISORS, LLC

I, Doug Ferber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________ 1/15/16
Doug Ferber, President Date

6817 Delouche Ave • Dallas, TX • 75225 • p 214-[illegible] • m [illegible] • doug@defcomadvisors.com • www.defcomadvisors.com

Member FINRA, SIPC